FILE NO. 70-



                               SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549

                                            FORM U-1

                          APPLICATION/DECLARATION UNDER THE PUBLIC
                            UTILITY HOLDING COMPANY ACT OF 1935


              NORTHEAST UTILITIES                  YANKEE ENERGY SYSTEM, INC.
              174 Brush Hill Avenue                599 Research Parkway
              West Springfield, MA 01090-0010      Meriden, CT  06450

         (Names of companies filing this statement and addresses of principal executive offices.)

                                   NORTHEAST UTILITIES
                      (Name of top registered holding company)

                                 Cheryl W. Grise
                   Senior Vice President, Secretary and General Counsel
                        Northeast Utilities Service Company
                               107 Selden Street
                               Berlin, CT 06037
                        (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


           Jeffrey C. Miller, Esq.                 David R. McHale
           Assistant General                       Vice President
             Counsel                                and Treasurer
           Northeast Utilities                     Northeast Utilities
           Service Company                         Service Company
           107 Selden Street                       107 Selden Street
           Berlin, CT 06037                        Berlin, CT 06037



Item 1.  Description of Proposed Transaction

A.    Introduction and General Request

   Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), has previously filed an Application/Declaration on Form U-1 (File No. 70-9535, the "Merger U-1") with the Securities and Exchange Commission (the "Commission") under Sections 9 and 10 and other applicable provisions of the Act, seeking approvals relating to the acquisition by NU of all of the outstanding securities of Yankee Energy System, Inc., a Connecticut Corporation ("YES") pursuant to which YES became a wholly owned subsidiary of NU (the "Merger"), and for other related transactions. A more complete description of the Merger and the transactions contemplated in connection with the Merger is contained in the Merger U-1, which description is hereby incorporated by reference herein. The Commission approved the Merger by Order dated January 31, 2000 (HCAR No. 35-27127).

     This Application/Declaration seeks authorization and approval of the Commission with respect to (i) the payment of dividends out of capital and unearned surplus by YES and its subsidiaries (ii) the repurchase of stock by YES and its subsidiaries from their respective shareholder through June 30, 2005 , (the "Authorization Period") (iii) the inclusion of the consolidated retained earnings of YES as of the date of the Merger in NU's calculation of its consolidated retained earnings for purposes of Rule 53(a)(1)(ii) <FN1> and (iv) the computation of the earnings of YES and its subsidiaries subsequent to the Merger without regard to the amortization of the Merger premium,
_________________
<FN1> Rule 53 (a), subject to conditions specified in Rule 53(b), allows a registered holding company to issue or sell securities equal to up to 50% of its consolidated retained earnings to finance the acquisition of an exempt wholesale generator.
_______

B.   Description of the Parties to the Transaction

     NU is a holding company directly owning all of the common stock of the following electric public utility subsidiaries: Western Massachusetts Electric Company, The Connecticut Light and Power Company, Public Service Company of New Hampshire, North Atlantic Energy Corporation and Holyoke Water and Power Company, and various nonutility subsidiaries. As a result of the Merger, YES which owns one gas public utility, Yankee Gas Services Company ("Yankee Gas") , and four nonutility subsidiaries, Yankee Financial Services Company, NorConn Properties, Inc., R. M. Services, Inc. ("RMS") and Yankee Energy Services Company ("Yesco"), is now a wholly-owned subsidiary of NU.

     NU herein seeks authorization for YES and its subsidiaries to pay dividends out of capital and unearned surplus, as described herein, subject to certain limitations, and authorization for NU to include YES' consolidated retained earnings in NU's consolidated retained earnings for purposes of the calculation under Rule 53(a)(1)(ii). NU also seeks authorization for YES to repurchase stock from NU and for YES' subsidiaries to repurchase stock from YES, under the conditions and subject to the limits set forth herein.

C. Payment of Dividends out of Capital or Unearned Surplus by YES and its subsidiaries and Repurchase of Stock by YES and its Subsidiaries

    1. Payment of Dividends

       As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of YES and its subsidiaries will be recharacterized as additional paid-in-capital ("Purchase Accounting Capital"). In addition, the Merger will give rise to a substantial level of goodwill ("Merger Goodwill"), the difference between the aggregate fair values of all of YES's identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for YES and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin") and for the reasons described in the next paragraph, the Merger Goodwill will be "pushed down" to YES and its subsidiaries and reflected as additional paid-in-capital in their financial statements.

     As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated NU financial statements, push down accounting will be reflected in those statements and the full amount of Merger Goodwill associated with the NU acquisition will be reflected.

    The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts will not be disturbed.

     As a result of the push down of the goodwill, the common equity balances of YES and its subsidiaries effectively are reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

* Common shares - which would continue to reflect the par value of the common shares issued.

* Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

In other words, the resulting common stockholders' equity will equal the total consideration paid for the entity.

For this reason, NU  will amortize approximately $310 million of goodwill (valued as of December 31, 1999) resulting from the acquisition of YES. NU intends to allocate this goodwill in the following manner: $279 million to Yankee Gas, $29 million to RMS and $2 million to Yesco. The goodwill allocated to Yankee Gas will be amortized over a period not to exceed 40 years while the goodwill allocated to RMS and Yesco will be amortized over a period not to exceed 20 years.

The push down of the Merger Goodwill also has an impact on the net income of YES. Since the Merger Goodwill will be amortized over a period not to exceed 40 years, YES's annual net income will be reduced by the amount of the amortization. For example, net income for YES of $13.4 million in 1999 would be reduced by a goodwill amortization of $8.5 million. The resulting net income after amortization would be $4.9 million.

Each of YES and its subsidiaries request authorization to pay dividends out of the Purchase Accounting Capital up to the amount of their respective retained earnings just prior to the Merger and out of earnings before the amortization of the Merger Goodwill thereafter.

    2.  Repurchase of Stock

    After the Merger, and giving effect to the push down of Merger Goodwill and its periodic amortization, YES's consolidated common equity as a percentage of total capital will be 67%. Accordingly, YES seeks approval through the Authorization Period, to repurchase its stock from NU out of capital or unearned surplus and to cause its subsidiaries to repurchase their stock from YES out of capital or unearned surplus. These repurchases by YES and its subsidiaries will be effected from time to time during the Authorization Period as they have cash available in excess of current or retained earnings which could be better arranged or deployed elsewhere within the NU system. The amount of these repurchases will be dictated by competitive and commercial considerations at the time. In no case would dividends be paid by YES or shares of stock be purchased by YES, if the equity of YES as a percentage of total capital was below 30% on a consolidated basis and in no case would a dividends be paid by a subsidiary of YES or shares of stock repurchased by a subsidiary of YES if the equity of such subsidiary as a percentage of total capital was below 30%. This restriction is intended to protect both investors and consumers. The repurchase of stock by YES and its subsidiaries is part of the NU system's overall plan to maintain its level of investment in each subsidiary as will most benefit its shareholders and ratepayers, and so having such flexibility will improve, rather than harm, the financial integrity of the NU system and its operating companies.

   3.     Discussion

 Section 12(c) of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends or the repurchase of stock by a registered holding company or any subsidiary thereof out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings,
(iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13,
1991) ("EUA"), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

The Applicants request authority herein for YES and its subsidiaries to pay dividends out of the (i) Purchase Accounting Capital up to the amount of YES' consolidated retained earnings and the YES subsidiaries' retained earnings as calculated just prior to the Merger and (ii) earnings before the amortization of the Merger Goodwill thereafter. Authorization is also requested for YES and its subsidiaries to repurchase shares of their respective stock in order to lower the respective company's equity to total capital ratio.

In support of their request, Applicants assert that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

 (i) As indicated above, after the Merger, and giving effect to the push down of Merger Goodwill and its periodic amortization, YES's common consolidated equity as a percentage of total capital will be 67%, significantly higher than traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems.

 (ii) YES has a favorable history of prior earnings and it has a long record of consistent dividend payments. In the last five years, YES's net income and dividends paid have been as follows:

      Year      Net Income (Thousands)<FN2>        Dividends paid (Thousands)

      1995                    12,358                   12,808
      1996                    21,919                   13,357
      1997                    16,957                   13,797
      1998                    10,883                   14,267
      1999                    13,375                   14,858

_________________
<FN2>  The fiscal 1999 and 1998 results were both affected by non-recurring and non-operating items. Specifically, expenses associated with the Merger reduced fiscal 1999 results by approximately $2.0 million or $0.19 per share. Fiscal 1998 results were negatively impacted by non-recurring charges totaling $2.1 million, or $0.20 per share, related primarily to restructuring issues at Yesco. Accordingly, YES' earnings before non-recurring items for 1998 and 1999 was as follows:

                                          1999                 1998

Reported Net Income                       13.4                 10.9
Earnings Impact of non-recurring items     2.0                  2.1
Earning before non-recurring items        15.4                 13.0
_______________

 (iii) The Applicants anticipate that YES's cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings before the amortization of Merger Goodwill ("Gross Earnings"), therefore, should remain stable. In addition to the dividends proposed to be paid out of Purchase Accounting Capital for which authorization is sought herein, the Applicants presently intend to maintain a dividend payout ratio of up to 100% of Gross Earnings going forward.

 (iv) The projected cash position of YES after the Merger will be adequate to meet the obligations of each of its subsidiary companies. Cash provided by operating activities was $42.9 million in fiscal 1999. The amortization of Merger Goodwill is a non-cash expense that will not affect the cash flow of YES, nor will the recharacterization of retained earnings to Purchase Accounting Capital affect cash flow. YES is forecast to have sufficient cash to pay dividends in the amounts contemplated.

 (v) The proposed dividend payments are in the public interest. YES is in sound financial condition as indicated by its consolidated capitalization ratio. At September 30, 1999, the consolidated common equity to total
consolidated capital ratio of YES was 55.7%.   After giving effect to the
push down of Merger Goodwill and its periodic amortization, YES's consolidated equity as a percentage of total consolidated capital will be 67%. In addition, assuming continuation of its strong financial condition, which management expects, management believes that YES should have continued access to the capital markets to finance its operations and growth.

      In addition, the proposed dividend payments and/or share repurchases are consistent with investor interests because they allow the capital structure of YES to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital would negatively impact the ability of NU to service the acquisition debt that it incurred in connection with the Merger and to pay dividends on NU Common Shares issued to YES shareholders.

       YES and its subsidiaries represent that they will not declare or pay any dividend out of capital or unearned surplus or repurchase any shares of stock in contravention of any law restricting the payment of dividends. YES and its subsidiaries will also comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

D.  Payment of Dividends by Yankee Nonutility Subsidiaries.

      NU also requests authorization, on behalf of YES's current and future non-exempt Yankee Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus. (The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 35-27039 (June 22, 1999); Interstate Energy Corporation, et al., Holding Co. Act Release No. 35-27069 (August 26, 1999); and most recently, Northeast Utilities, et al., Holding Co. Act Release No. 35-27147 (March 7, 2000)).

      NU anticipates that there may be situations in which one or more Yankee Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

     Further, there may be periods during which unrestricted cash available for distribution by a Yankee Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

      NU, on behalf of each current and future non-exempt Yankee Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. NU also states that the Yankee Nonutility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

E. Inclusion of the Consolidated Retained Earnings of YES in NU's Calculation of its Consolidated Retained Earnings for purposes of Rule 53(a)(1)(ii).

    As stated earlier, on March 1, 2000, YES merged with and into NU Acquisition Corp., a wholly-owned subsidiary of NU and became a wholly-owned subsidiary of NU. At the time immediately before the effectiveness of the Merger, YES had consolidated retained earnings of $29,018,000. NU hereby seeks authority to include the amount of YES' consolidated retained earnings as of immediately before the Merger ($29,018,000) in the calculation of NU's consolidated retained earnings for purposes of Rule 53(a)(1). In addition, on a going forward basis, NU hereby seeks authorization and approval to include the amount of consolidated earnings of YES, before giving effect to the amortization of goodwill, in NU's calculation of its consolidated retained earnings for purposes of Rule 53(a)(1).

Item 2. Fees, Commissions and Expenses

   The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $20,000 and are expected to be comprised primarily of fees for ordinary legal and accounting services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to Northeast Utilities Service Company for legal, financial and other services.

     None of such fees, commission or expenses will be paid to any associate company or affiliate of the Applicant except for payments by NU for financial and other services, to be performed at cost by NUSCO, an affiliated service company.

Item 3. Applicable Statutory Provisions

    The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the
Applicant: Section 12(c) of the Act and Rule 46 promulgated thereunder.

    To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

Item 4.   Regulatory Approvals.

    No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the transactions proposed herein.

Item 5. Procedure

     The Applicant hereby requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicant respectfully requests the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than May 15, 2000. Additionally, the Applicant (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statement

(a)   Exhibits

f.1   Legal Opinion*

g.1   Financial Data Schedule*

h.1  Form of Notice*


(b)   Financial Statements*

*  To be filed by amendment

Item 7. Information as to Environmental Effects

    The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Transaction will not result in changes in the operations of NU, YES or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

Other Matters

    Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

    NU and its subsidiaries are in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:


(i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU), does not exceed 83% of NU and its subsidiaries' consolidated retained earnings ("CREs") as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs.

(ii) Northeast Generation Company ("NGC", NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(iii) No employees of NU's public utility subsidiaries have rendered services to NGC.

(iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries.

(v) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods (at
December 31, 1998, NU's CREs were $561 million; at December 31,
1999, NU's CREs were $582 million). .

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.



                            SIGNATURES

   Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: April 7, 2000

                          NORTHEAST UTILITIES
                          By /s/ Cheryl W. Grise
                          Name: Cheryl W. Grise
                          Title: Senior Vice President, Secretary and
                                  General  Counsel


                          YANKEE ENERGY SYSTEM, INC.


                    					 By /s/ Cheryl W. Grise
                          Name: Cheryl W. Grise
                          Title: Senior Vice President, Secretary and
                                  General  Counsel